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                              March 17, 2023

       Thomas Tam
       Chief Executive Officer
       Solowin Holdings, Ltd.
       Room 1910-1912A, Tower 3
       China Hong Kong City
       33 Canton Road
       Tsim Sha Tsui, Kowloon
       Hong Kong

                                                        Re: Solowin Holdings,
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 1,
2023
                                                            CIK No. 0001959224

       Dear Thomas Tam:

               We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 filed March 1, 2023

       Prospectus Cover Page, page i

   1. We note your response to our prior comment 1 and reissue in part. In response, you revised your disclosure
to state that "...since a majority of [your] subsidiary   s clients are
                                                        mainland China
residents, [you] and [your] subsidiary may become subject to certain laws of PRC..." Please
revise to clarify that it is not just due to having clients in mainland
                                                        China that subject your
subsidiaries in Hong Kong to the legal and operational risks associated with
operations in China, but rather having operations in Hong Kong also
 Thomas Tam
FirstName  LastNameThomas Tam
Solowin Holdings, Ltd.
Comapany
March      NameSolowin Holdings, Ltd.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
         creates such a risk. As such, please further revise to clarify that the legal and operational risks associated with operations in China may also apply to your operations in Hong
         Kong, should recent statements and regulatory actions by China's government apply to you in the future.
Commonly Used Defined Terms, page ii

2. We note your response to comment 3 and reissue in part. We further note that you define
            we,       us,       the Company,       our    or    our company
as Solowin Holdings but when
         describing the financial results of Solowin Holdings the terms also includes its consolidated subsidiary. Please refrain from using terms such as
we,       us,       our,       our
         company,    and    our business    when describing activities or
functions of the operating
         subsidiary. Please revise disclosures throughout the document as necessary to provide distinct references for the holding company, subsidiary, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these, page 24

3. We note your response to comment 12. Please revise your disclosure in the registration statement to include the language from your response to comment 12 in your correspondence dated March 1, 2023.
We derived a substantial portion of revenue from a small number of key clients, page 27

4. We note your response to comment 14. You stated on page 27 that 95% and 88% of your revenue for the six months ended March 31, 2022 and 2021, respectively, came from your top five customers. You further stated on page 1 that, as of September 30 2022, "[you] had more than 19,000 users, including more than 15,000 clients who are users and have
         opened trading accounts with [you]   [You] currently have over 1,500
active clients, who
         have assets in their trading accounts." Please revise to further discuss the fact that you have over 1,500 active clients with assets in their trading accounts but only five of those customers accounted for 95% and 88% of your revenue for the six months ended March
         31, 2022 and 2021, respectively.
Our Reportable Segments, page 59

5. Please refer to comment 17. We note that you continue to identify four reportable segments in the Business and Management's Discussion and Analysis ("MD&A") sections of your filing (including pages 1, 54, 59 and 70) but three reportable segments in your footnote disclosures on pages F-15 and F-38. Please refer to ASC 280-10-50-12 and revise your filing to consistently disclose the number of, and disclosures attributable to, reportable segments that meet the criteria in ASC 280-10-50-10. Please also revise your filing and related reportable segment information to consistently label your reportable
 Thomas Tam
Solowin Holdings, Ltd.
March 17, 2023
Page 3
      segments. We note, for instance, disclosure of a Securities Brokerage segment on page 54 compared to a Securities Related Services segment on pages F-15 and F-38.
6. Please refer to comment 18. We note that you revised your MD&A disclosures to include a breakdown of revenues by reportable segment. Please further revise the MD&A section of your filing to discuss the remaining components of the results of operations for each of your reportable segments (e.g. commission and handling expenses, general and administrative expenses and interest expenses), as well as a discussion of material year-
      over-year changes in each of these remaining components of each segment s profitability.
General and Administrative Expenses, page 62

7. Please refer to comment 21. We note your revised disclosure related to referral fees paid to related parties on page 62 for the fiscal years ended March 31, 2022 and 2021. Please revise your disclosure to include a similar discussion of referral fees for the six months ended September 30, 2022 and 2021.
General

8. We note your response to comment 31 and reissue. Please revise your disclosure throughout the document to state that Congress has passed the AHFCAA and the effects thereof.
       You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas Tam
                                                            Division of
Corporation Finance
Comapany NameSolowin Holdings, Ltd.
                                                            Office of Finance
March 17, 2023 Page 3
cc:       Kevin Sun
FirstName LastName